SCHEDULE 13D


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
06/30/09


1. NAME OF REPORTING PERSON
Bulldog Investors, Phillip Goldstein and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
657,407

8. SHARED VOTING POWER
270,558

9. SOLE DISPOSITIVE POWER
927,965
_______________________________________________________

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
927,965

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

10.22%

14. TYPE OF REPORTING PERSON

IA
_______________________________________________________

This statement constitutes Amendment #4 to the schedule 13d filed April 20, 2009. Except as specifically set forth herein, the Schedule 13d remains unmodified.

ITEM 4. PURPOSE OF TRANSACTION
On June 30, 2009 a member of the group sent a letter to the Issuer.
See exhibit 1.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the June 5, 2009 press release regaring the 1 for 5 reverse split, there are 9,079,884 of common stock outstanding.
The percentage set forth in item 5 was derived using such number.
Bulldog Investors, Phillip Goldstein and Andrew Dakos beneficially own an aggregate of 927,965 shares of DCS or 10.22% of the outstanding shares.Power to dispose of and vote securities resides either with Mr. Goldstein, Mr. Dakos or with clients.

c) Since the last Filing on 6/25/09 no shares of DCS were traded.




d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None.



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 6/30/09

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos


Exhibit 1

Opportunity Partners, 60 Heritage Drive, Pleasantville, NY 10570
914-747-5262 // pgoldstein@bulldoginvestors.com

June 30, 2009

Kevin Robinson
Senior Managing Director, General Counsel and Corporate Secretary
Claymore Advisors, LLC
2455 Corporate West Drive
Lisle, IL 60532

Dear Mr. Robinson:

Claymore Dividend & Income Fund (the "Fund")
We see that the Fund filed its amended bylaws on EDGAR yesterday. We hope that you concur with our position that Section 1.6 regarding advance notice of shareholder business and nominations do not apply to our nominations or our proposal since we have previously given you notice of them. We are still willing to comply with any reasonable request for additional information. However, we have already committed resources to pursuing a proxy contest and in our opinion it would be a breach of fiduciary duty to demand that we comply with an ex-post facto bylaw that could adversely affect our ability to conduct a proxy contest.
Moreover, Section 1.6 requires notice to be received by the Fund no later than ninety days prior to the first anniversary of the preceding year's annual meeting which was held on September 19, 2008. Therefore, it is impossible to comply with Section 1.6 (unless the 2009 annual meeting is not going to be held until more than seventy days after September 19, 2009).

Please advise us immediately if you disagree with our position.

Finally, we again propose that, in light of the Fund's new sub-advisor, the board take action to afford long-term common stockholders whose investment has declined so precipitously an opportunity to realize their loss for tax purposes without having to sell their shares at a big discount from NAV. This issue will not go away until the board takes meaningful action to address it. As always, we remain willing to discuss this matter with you. Thank you.

Very truly yours,

Phillip Goldstein
President
Kimball & Winthrop, Inc.
General Partner